September 6, 2022

VIA EDGAR

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	EF Hutton Acquisition Corporation I
Registration Statement on Form S-1 (File No. 333-264314)
Request for Acceleration of Effective Date

Ladies and Gentlemen:

Pursuant to Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended (the “Act”), the undersigned hereby join EF Hutton Acquisition Corporation I in requesting that the Securities and Exchange Commission take appropriate action to cause the Registration Statement on Form S-1 (File No. 333-264314) (the “Registration Statement”) to become effective on September 8, 2022, at 4:30 p.m. Eastern Time, or as soon as practicable thereafter.

Pursuant to Rule 460 under the Act, please be advised that we will take reasonable steps to secure adequate distribution of the prospectus to underwriters, dealers, institutions and others prior to the requested effective time of the Registration Statement.

We have been informed by the participating underwriters that they will comply with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934, as amended, to the extent applicable.

[Signature page follows]

Very truly yours,

EF Hutton, division of Benchmark Investments, LLC
as representative of the several underwriters

By:	/s/ Sam Fleischman
Name:	Sam Fleischman
Title:	Supervisory Principal

Craig-Hallum Capital Group LLC

By:	/s/ Rick Hartfiel
Name:	Rick Hartfiel
Title:	Managing Partner